SONA RESOURCES, INC.
2/41 Trimurty Om Housing Society
Sion, Chunnabhatti
Mumbai
India

Telephone: 91 9820600 700

                                                                                                                                          September 15, 2008

 Via EDGAR

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:

Re:           Sona Resources, Inc. (the “Company”)
                Amendment #3 to Registration Statement on Form S-1
                                Filed May 28, 2008
                File No. 333-148959

We acknowledge receipt of the Staff’s comment letter of August 7, 2008 respecting Amendment #3 to our Registration Statement on Form S-1 identified in the caption above.

We have forwarded, electronically via EDGAR, one copy indicating changes thereto of Amendment #4 to our S-1 and we have forwarded to you a ‘hard copy’ of each as well.

Our responses below are in answer (and have the corresponding number) to the comments in Staff’s letter of August 7, 2008.  Please note that all references below relate to Amendment #4 to our S-1 (“Amendment #4”):

General

1.  An updated auditor’s consent has been filed as requested as an Exhibit to Amendment #4.

2.           We have updated financial disclosure throughout Amendment #4 and have replaced our quarterly financial statements, made up to March 31, 2008, with financial statements made up to our most recently completed quarterly period, June 30, 2008.

3.           The attestations provided by both myself and Monica Sagar did not have the notary’s seal affixed as it is not, I am advised by our Indian lawyer, a requirement in India that a notary affix his seal when witnessing/attesting to the signature of an individual.  Thus, in some cases a notary will affix his seal, and in others cases, not, as is his/her preference.

With regard to your question regarding why each attestation has been stamped “For Overseas Use Only” I am advised by our Indian lawyer that this is the practice in India in circumstances where a Notary is witnessing/attesting to signatures on a document intended to be presented to authorities outside India.

To clarify these issues I have obtained and enclose a Statutory Declaration from our Indian lawyer specifically addressing the questions you posed and confirming the accuracy of the answers I have given you above.  As specifically requested by you, we have enclosed a ‘hard copy’ of this Statutory Declaration and we have filed a copy via EDGAR as correspondence.

4.         We have submitted our entire July 16th, 2008 response on EDGAR as correspondence as requested.

5.         We appreciate you taking the time to offer us guidance and clarification concerning the appropriate time and circumstances under which it is appropriate for us to request acceleration of effectiveness of our registration statement.

We appreciate your comments and questions concerning disclosure in Amendment #3 to our S-1. We trust the above, and enclosed Amendment #4 and Statutory Declaration, fully address your comments and concerns.

Yours truly,
Sona Resources, Inc.

AJEETA PINHEIRO

Per:  Ajeeta Pinheiro
President